Be Greater!

Home Federal Bank Conversion News & Notes

Filed by Great Western Bancorp, Inc.
Commission File No. 001-36688
Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934.
Subject Company: HF Financial Corp.
Commission File No. 033-44383
Date: April 18, 2016

April 18, 2016

Be There! Upcoming Employee Activities

April 18	April 19	April 20	April 21	April 22
		Integration Training Enrollment Form due back to GWB Learning & Development		

Be Aware! Customer Communication Timeline

April 18	April 19	April 20	April 21	April 22
Customer Communication begins the week of Monday, April 25th				

Be In The Know!

Welcome to Be Greater!

This special conversion edition of Be Greater! will be distributed every Monday. We encourage you to read it each week, keeping yourself informed. Issues will contain a variety of conversion related topics including: important dates and timelines, customer communication notification, and tasks needing completion by bank staff.

Integration Training Catalog & Calendar

On April 11th, all team members received an email with a Memo outlining the training announcement, an Integration Training Catalog & Calendar and an editable Enrollment Form. Our objective is to provide a variety of training opportunities that will allow our new employees to become familiar with Great Western Bank's products, policies, procedures and systems. This will enable a seamless transition for both employees and our customers in the days immediately following the system conversion.

The Enrollment Process is described in the catalog. Completed enrollment worksheets – one per

Be Connected!

Making Life Great

A Mindset for Change

We've all dealt with it before; it is one thing you can count on, Change. The question is, how can each individual be successful through change? Laura Goodrich, a Global Workforce and Change Expert, contends, success starts with preparing your mindset, a mindset for change. Humans have a natural defense mechanism that causes us to provide detailed focus in times of uncertainty. When our situation is positive, like sitting in a park at mid-day, our focus becomes less detailed. Our minds are easily satisfied that we are safe. However, if a person finds themselves in a dark alley, the situation prompts their brain to provide detailed focus, scanning for threats in every shadow. This natural instinct has saved our tails in many circumstances and can also provide us help with changes in our workplace.

Being successful through change relies on our

1

2 branch – should be submitted no later than close of business on Wednesday, April 20th. Weekly Marketing Communication Calls Starting Thursday, April 28th, the GWB Marketing Team will host weekly calls to keep HFB staff informed on various communications provided to customers regarding the bank conversion. HFB team members should have received an email on Friday, April 15th. Please register for the calls, block time on your calendar and make it a priority to join. Calls will be held at 10 AM and 2 PM every Thursday. You are asked to attend only one session per week. HFB Invoice and Expense Notifications Communication was sent on Thursday, April 14th, regarding steps to be taken with invoices and expenses as the Closing and Conversion dates near. Please reference the email for details and/or speak with your manager. A few key points are: Invoice Cutoff – The cutoff for invoices to be submitted to HFB accounting for payment is Tuesday, May 10th in order to be processed in the final check run. If you are aware of invoices that may not be received by that date, greater than $5,000, inform HFB accounting so they can accrue the expense. In-Store Charge Accounts – All in-store charge accounts need to be closed by April 30th with final statements/invoices submitted to HFB accounting by May 10th for the final check run. Employee Expense Reimbursements – All expense reimbursement requests need to be submitted to HFB accounting for payment by May 5th in order to be processed in the May 6th payroll. GWB Purchasing Cards (P-Cards) – Those employees identified to receive GWB P-cards will receive them on May 16th. ability to focus with clarity and detail. If a person is focused solely on challenges they start to “zero- in” on more and more of them. Much like when you buy a brand new red car, all of a sudden it seems that everyone on the road has the same make, model, and color. The reverse is true as well. If a person commits to focusing on the positive outcomes they desire, more and more positive events will appear. In reality, the person isn’t wishing these positive events into existence; they are simply not letting small negatives overshadow the positive events around them. The key is to focus on these positive outcomes with the same clarity and detail your brain is naturally programed to use in new situations. As we approach bank conversion, be asking yourself, do I have the right mindset for change? Am I choosing to focus on the opportunity to learn, grow and advance skills, or am I focused on the additional challenges, such as scheduling? Am I open to a new process and how I can contribute to my new team, or am I struggling with worry as I may no longer be the expert I was with the old system? No matter where your mindset is today, there is time to prepare the mindset you desire. Try using these tips to find the success we all strive for: Surround yourself with positive people. John Kuebler’s oft-quoted wisdom holds true, “Show me your friends, and I’ll show you your future.” Be open to, and realistic with new processes. Realizing that every small detail or process will not go as planned is healthy. Focus on the big picture and overall success of the larger effort. Make a decision, today, before action is needed. Commit to what you want to be, how you want to react, how you want to be viewed by peers. Plan to lead. Plan to take action. Having these thoughts and plans in advance will make it easier to respond positively in stressful situations. Great Western Bank is committed to making this conversion as smooth as possible, not only for customers, but for all employees as well. You are important to our success and we will successfully manage this change together.

3 Be Successful! Questions and Concerns With conversion weekend (June 10th) less than 60 days away and so much going on across both Banks, how do I stay informed? Proper communication will play a large part in our success. As conversion weekend nears, the amount of communication will increase. Read the weekly edition of Be Greater! to stay in the loop on upcoming events. Watch for emails or postings on HomeNet regarding important all-employee type messages. Weekly Marketing calls will start at the end of April and Buddy Banker (a GWB Banker assigned to a HFB branch to assist during conversion weekend) calls will start in May. Above all else, your direct manager should always be the first stop for questions. Share knowledge and communication amongst your teams. If there is something your manager is unable to answer, it can easily be escalated. Ask the questions, and seek out answers; together we will make this conversion as smooth as possible. Will customers’ deposit accounts be changing? We have worked to minimize the changes. There will be some necessary product updates as we transition between two systems. We will take care to facilitate a smooth transfer of customer accounts. There will be online training provided to employees in early May that will outline changes to customer accounts. Employees will have the chance to view customer communications through the weekly Marketing Communication calls. Will HFB customer checks, ATM, and debit cards still work? Yes. Customers will continue to use their existing checks for their Home Federal Bank accounts. After June 10th, when they run out and need to reorder, customers can do so through their local banker or at www.GreatWesternBank.com. Customers who choose to order new checks through an external vendor should be advised as to the correct GWB routing and transit number. ATM and debit cards will continue to work through their embossed expiration date at which time customers will receive a new Great Western Bank card. Additional FAQ documents can be found on HomeNet. Submit additional questions to greattoknow@greatwesternbank.com

4 Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements about Great Western’s and HF Financial’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, future events or performance with respect to the proposed merger are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. In particular, the statements included in this press release concerning the anticipated completion of the merger and the expected closing date are not historical facts and are forward-looking. Accordingly, the forward-looking statements in this press release are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed; therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in the sections titled “Risk Factors” and "Cautionary Statement Regarding Forward-Looking Statements" in the Proxy Statement/Prospectus and, more generally, to the discussion in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, and the discussion in the sections entitled “Risk Factors” and “Forward-Looking Statements” in HF Financial’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Great Western nor HFF Financial undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Important Additional Information and Where to Find It In connection with the Merger Agreement, Great Western has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that contains the Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL AND THE PROPOSED TRANSACTION. The Registration Statement, including the Proxy Statement/Prospectus, and other relevant materials, and any other documents filed by Great Western and HF Financial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at david.hinderaker@greatwesternbank.com. Documents filed by HF Financial with the SEC may also be obtained free of charge from HF Financial's website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial's Investor Relations contact, Pamela F. Russo at prusso@homefederal.com.

5 Participants in a Solicitation Great Western, HF Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial, in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial, is available in HF Financial’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the Registration Statement and the Proxy Statement/Prospectus, and other relevant documents regarding the transaction filed with the SEC. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial and is not a substitute for the Proxy Statement/Prospectus sent to the stockholders of HF Financial in connection with the proposed merger. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. #4991193